Exhibit 16.1
August 15, 2014
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated August 15, 2014, of Vistaprint N.V. and are in agreement with the statements contained in the second sentence of the first paragraph and the second, third and fourth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP